UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No.  )*

Under the Securities Exchange Act of 1934

Pyxis Oncology, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

747324101
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 747324101	Page 2 of 8 Pages

1.	Name of Reporting Person

Bayer World Investments B.V.

2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

The Netherlands

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power

0

	6.	Shared Voting Power

2,742,338

	7.	Sole Dispositive Power

0

	8.	Shared Dispositive Power

2,742,338

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,742,338

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

Not Applicable

11.	Percent of Class Represented by Amount in Row (9)

8.4%[1]

12.	Type of Reporting Person

CO

1 This percentage is based on 32,763,887 shares of common stock, $0.001 par value per share (the “Common Stock”) of Pyxis Oncology, Inc., a Delaware corporation (the “Issuer”), outstanding as of November 12, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 (the “Form 10-Q”), as filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2021.

CUSIP No. 747324101	Page 3 of 8 Pages

1.	Name of Reporting Person

Bayer Aktiengesellschaft

2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Germany

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power

0

	6.	Shared Voting Power

2,742,338

	7.	Sole Dispositive Power

0

	8.	Shared Dispositive Power

2,742,338

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,742,338

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

Not Applicable

11.	Percent of Class Represented by Amount in Row (9)

8.4%[2]

12.	Type of Reporting Person

HC, CO

2 This percentage is based on 32,763,887 shares of the Issuer’s Common Stock outstanding as of November 12, 2021, as reported in the Issuer's Form 10-Q, as filed with the SEC on November 15, 2021.

CUSIP No. 747324101	Page 4 of 8 Pages

Item 1(a)	Name of Issuer

Pyxis Oncology, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices

35 Cambridge Park Drive, Cambridge, Massachusetts 02140

Item 2(a)	Name of Person Filing

This Schedule 13G is being jointly filed by Bayer World Investments B.V. (“BWI”) and Bayer Aktiengesellschaft (“Bayer”) (collectively, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or if none, Residence

The business address for BWI is Energieweg 1, Mijdrecht, The Netherlands 3641RG.

The business address for Bayer is Bayerwerk, Gebaeude W11, Kaiser-Wilhelm-Allee 1, Leverkusen, Germany 51373.

Item 2(c)	Citizenship

The Reporting Persons are citizens of:
BWI — The Netherlands Bayer — Germany

Item 2(d)	Title of Class of Securities

Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e)	CUSIP Number

747324101

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

Item 4.	Ownership

(a)            BWI is the direct beneficial owner of an aggregate of 2,742,338 shares of Common Stock, which represents 8.4% of the Issuer’s outstanding Common Stock based upon 32,763,887 shares outstanding on November 12, 2021 as reported by the Issuer in its Form 10-Q as filed with the SEC on November 15, 2021.

CUSIP No. 747324101	Page 5 of 8 Pages

BWI is an indirect, wholly owned subsidiary of Bayer. Accordingly, Bayer may be deemed to be an indirect beneficial owner of the shares of Common Stock beneficially owned directly by BWI.

(b)	Percent of class:

BWI — 8.4%

Bayer — 8.4%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote:

BWI — 2,742,338

Bayer — 2,742,338

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of:

BWI — 2,742,338

Bayer — 2,742,338

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

CUSIP No. 747324101	Page 6 of 8 Pages

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 747324101	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

BAYER WORLD INVESTMENTS B.V.

By:	/s/ Patrick Lennaerts
Patrick Lennaerts. Managing Director

BAYER AKTIENGESELLSCHAFT

By:	/s/ Deny-Jean Silny
Deny-Jean Silny, Head of Legal Mergers & Acquisitions

CUSIP No. 747324101	Page 8 of 8 Pages

EXHIBIT INDEX

A.            Joint Filing Agreement, dated February 11, 2022, by and between Bayer World Investments B.V. and Bayer Aktiengesellschaft.

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree to jointly prepare and file with the United States Securities and Exchange Commission this Schedule 13G and any future amendments hereto (including amendments on Schedule 13D or Schedule 13G, as applicable) reporting each of the undersigned’s ownership of securities of Pyxis Oncology, Inc., and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Date: February 11, 2022

BAYER WORLD INVESTMENTS B.V.

By:	/s/ Patrick Lennaerts
Patrick Lennaerts. Managing Director

BAYER AKTIENGESELLSCHAFT

By:	/s/ Deny-Jean Silny
Deny-Jean Silny, Head of Legal Mergers & Acquisitions